UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on March 30, 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification: March 30, 2016

Today's Date:         March 30, 2016

Name of Issuer:         Royal Dutch Shell plc

Date of transaction: March 29, 2016

Name of Directors/PDMRs
See names listed below.

Nature of the transaction
Rollover of dividends into Royal Dutch Shell plc shares RDSA, RDSB and RDS.A (as given below) under the Long-Term Incentive Plan, Deferred Bonus Plan and
Performance Share Plan.

The values are as follows:

Ben van Beurden  € 330,065.73
Simon Henry  £ 149,360.79
John Abbott  £  73,235.13
Harry Brekelmans €  75,423.76
Andrew Brown  £  71,187.99
Ronan Cassidy  £  26,990.32
Donny Ching  €  61,028.65
Marvin Odum  $ 136,808.64
Maarten Wetselaar €  45,265.82

The number of shares is as follows:

Ben van Beurden         RDSA 15,624
Simon Henry  RDSB 8,957
John Abbott  RDSB 4,391
Harry Brekelmans RDSA 3,570
Andrew Brown         RDSB 4,269
Ronan Cassidy         RDSB 1,618
Donny Ching  RDSA 2,888
Marvin Odum  RDS.A 2,846
Maarten Wetselaar RDSA 2,142

Classes of security
Royal Dutch Shell Class A - ordinary shares ("RDSA")
Royal Dutch Shell Class B - ordinary shares ("RDSB")
Royal Dutch Shell plc Class A - ADS ("RDS.A")

Note

Details of the Long Term Incentive Plan, Deferred Bonus Plan and Performance
Share Plan can be found in the Royal Dutch Shell plc Annual Report and Form 20-F
for the year ended December 31, 2015 (www.shell.com/annualreport)

Mark Edwards
Deputy Company Secretary

ENQUIRIES:

MEDIA
International: +44 (0) 20 7934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 832 337 2034

..............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: March 30, 2016	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary